FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 31, 2007

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated August 22, 2007

2.         News Release Dated August 23, 2007

3.

News Release Dated August 24, 2007

4.

News Release Dated August 30, 2007

5.

Unaudited financial statements for the Six Months Ending June 30, 2007

6.

Management Discussion & Analysis for the Six Months Ending June 30, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: August 30, 2007	By: /s/ “Corby Anderson”
Name

Its: President, COO
(Title)

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GETTY COPPER INC.	Trading Symbol TSX:V GTC
Aug 22, 2007

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GETTY ANNOUNCES RESTRUCTURED BOARD OF DIRECTORS

The company is pleased to announce that it has restructured it’s board of directors team.

Mr. Robert Peterson has joined Getty Copper Inc. as a Director. Mr. Peterson is an experienced mining professional whose experience includes almost twenty years with Kennecott Copper culminating as Utah Copper Division Smelting and Refining Manager, Utah Refinery Manager, and Tintic Division General Manager. A major achievement with Kennecott was successful start-up of a totally modernized 250,000 ton per year copper smelter in 1979-1980. He also spent twenty years with Sunshine Mining and Refining as General Manager of The Kellogg, Idaho operation, Vice President of Operations and Senior Vice President of the corporation.

Mr. Peterson replaces Dr. Jean Jacques Treyvaud who had requested the board to find a replacement to allow him to dedicate the necessary time to his personal business interests.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby G. Anderson
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-931-3231 Fax:  604-931-2814

GETTY COPPER INC.	Trading Symbol TSX:V GTC
Aug 23, 2007

NEWS  RELEASE

Getty Receives Updated Resource Estimate on Getty North Deposit

The company wishes to announce that it has received a National Instrument 43-101 (NI 43-101) Technical Report for the Getty North Copper Deposit located in the Highland Valley area near Kamloops, British Columbia.  The report was prepared by Craig L. Parkinson, P.G. and Mark E. Smith, P.E., G.E. of Vector Engineering, Inc.

The report discloses that the indicated and inferred resources consist of the oxide and sulfide zones at cut off grades of 0.20% and 0.30% copper.

RESOURCE SUMMARY

GETTY NORTH DEPOSIT

(a)  Cut-Off Grade = 0.20% Copper

Resource Zone	Resource Type	Total Resource (millions of tonnes)	Grade (% Cu)	Pounds of Copper (millions)
Oxide	Indicated Inferred	6.453 0.429	0.541 0.416	76.98 3.94

Sulfide	Indicated Inferred	25.653 7.821	0.432 0.352	244.36 60.70

Total	Indicated	32.106	0.454	321.34
Total	Inferred	8.250	0.355	64.64

(b)  Cut-Off Grade = 0.30% Copper

Resource Zone	Resource Type	Total Resource (millions of tonnes)	Grade (% Cu)	Pounds of Copper (millions)
Oxide	Indicated Inferred	6.324 0.281	0.547 0.510	76.28 3.16

Sulfide	Indicated Inferred	24.406 3.702	0.440 0.448	236.79 36.57

Total	Indicated	30.730	0.462	313.07
Total	Inferred	3.983	0.452	39.73

The Getty North property is currently 100% owned and controlled by Getty Copper Inc., and is subject to a 1.5% net smelter return royalty in favour of Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty Copper Inc.

The Getty North property consists of 26 claims covering an area of approximately 1,600 hectares which are located approximately eight km north of the former Bethlehem mine, in the Highland Valley mining camp.

The report recommends that Getty conduct in-fill diamond drilling to further define the resources on sections that lack adequate definition drilling.  The report also recommends at least two in-fill diamond drill core holes should be drilled to a depth of 500 meters each to help determine the vertical extent of copper mineralization in the underlying sulfide zone at an estimated all in cost of $200,000 including mobilization, drilling, assaying, geologic supervision and contingencies.  Additional exploratory drilling to examine the lateral extent of the copper mineralization to the northwest, southwest and southeast is also recommended.  At least 11 diamond drill core holes are also recommended to be drilled to a maximum depth of 500 meters at an estimated cost of $1,100,000.  At least $1.5 million will be budgeted for this initial drilling program.

The report also recommends additional subsequent development-phase work to evaluate the most cost-effective and efficient procedures for combining open pit mining with mining the deeper copper mineralization using trackless underground methods.  Further recommended work includes stripping and bulk sampling the surface oxide zones to establish representative geologic controls, structure orientation and copper grade continuity in an effort to upgrade the resource classifications.

The indicated and inferred mineral resources are prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definition standards on Mineral Resources and Mineral Reserves, and the authors of the report are independent Qualified Persons within the meaning of NI 43-101.

The date of the report is August 22, 2007.  Diamond drilling totaling 46,940 meters in 210 holes and percussion drilling totaling 5,724 meters in 74 holes has been carried out on the Getty North Deposit.  In 1997 Getty Copper carried out a $3,000,000 program of drilling and sampling on the property including 64 diamond drill holes totaling 17,445 meters drilled on 16 sections 30 meters apart.  Drill cross sections, plan maps, level plans, evaluation maps and assay results were used to conduct the assessment of the Getty North Deposit.  The data was utilized to determine the width, length and depth of individual mineralized copper resource blocks within the near-surface oxide mineralized zone and deeper sulfide mineralized zone.  It must be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability and as such, additional work would be required to upgrade the resource from the indicated and inferred categories.

The Indicated Mineral Resource estimate is based on exploration and testing data gathered from outcrops, pits and drill holes spaced closely enough for geological and grade continuity to be reasonably assumed.  The Inferred Mineral Resource estimate is based on geological information and sample assay data obtained by appropriate techniques from outcrops and drill holes.  Assays from drilling were used for estimates of tonnes of material and potential grades.  The drill core was split in two and assays were carried out on two-meter sections.  The assays were compiled into a medsystem database using hole depth, hole location bearing and dip for each of the holes.  A three-dimensional system was used showing each drill sample location into models using the above-noted cut-off grades for the oxide and sulfide material.

The indicated and inferred resource estimates for the Getty North Deposit are based on estimates of the length, width and down-dip extension of the mineralized zones for each block in the resource model.  The strike length of known mineralized structures is in excess of the lengths used for each individual block.  The indicated and inferred mineral resources are composed of numerous mineralized blocks projected from drill intercepts and mineral continuity data collected from surface sampling.  Configuration and estimates of grades of the resource blocks are based on drill intercept data and on direct observation on the surface.

The report will be filed on Sedar, and may be viewed at www.sedar.com.

The independent qualified person who has reviewed this release is Craig L. Parkinson, P.G., a consultant to the company.

For a full review of the company’s 200 square kilometer Highland Valley property, including the more advanced Getty North porphyry copper-molybdenum Deposit, which has been extensively drilled with over 200 diamond drill holes, please see the company’s website www.gettycopper.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby Anderson
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-931-3231          Fax:  604-931-2814

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1
Tel:(604) 931-3231 Fax: (604) 931-2814
www.gettycopper.com	TSX Venture Exchange: GTC	E-mail: getty@telus.net

GETTY COPPER INC.	Trading Symbol TSX:V GTC
Aug 24, 2007

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GETTY ANNOUNCES PLANS FOR A PRE-FEASIBILITY ENGINEERING STUDY BY

WEST COAST ENVIRONMENTAL AND ENGINEERING

FOR SX-EW COPPER CATHODE PRODUTION

 BY HEAP, DUMP AND PRESSURE OXIDATION LEACHING

The company is pleased to announce that it has contracted with West Coast Environmental and Engineering to immediately commence a pre-feasibility engineering study focused on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources. These are located in the traditional Highland Valley mining district of British Columbia. This follows the recent finalization of both the Getty North and Getty South NI 43-101 resource reports completed by Vector Engineering Inc. under the direction of Mr. Craig L. Parkinson, P.G., an independent Qualified Person.  Mr. Parkinson will also be the primary Qualified Person for the pre-feasibility engineering study.

In 1998, Bateman Engineering Inc. completed a technically and financially positive Feasibility Outlook engineering study for the Getty North oxide copper resource focused on open-pit mining, heap leaching, solvent extraction and electro-winning to produce cathode copper.  This report was prepared prior to the implementation of NI 43-101 and while relevant and useful it cannot be relied upon.  The new engineering study is intended to update this past work and include possible development of both the oxide and sulphide resources.  The oxide resource is proposed to be developed in the same manner as originally proposed by Bateman with heap/dump leaching followed by solvent extraction and electro-winning. The sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with both the Getty North and Getty South oxide resources. The sulphide copper is proposed to be treated using conventional milling and flotation as is done worldwide to produce copper concentrates. Any copper concentrate that might be produced is proposed to be pressure leached on site with industrially proven, low pressure and temperature pressure oxidation autoclaving followed by solvent extraction and electro-winning to produce high quality cathode copper metal.  Pressure oxidation of copper concentrates is a rapidly emerging industrially applied and environmentally sound global industrial technology. The proposed pressure oxidation facility at the Getty property will be based on this proven industrial technology. It will offer the advantages of a large scale application of the technical and financial advantages of low pressure and low temperatures assuming that the planned study is positive.  However, at this time there can be no assurance that the proposed pre-feasibility study will indicate that the quality of the present resources will be upgraded to the status of reserves or that the planned processes will be able to produce cathode copper material as planned.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

The independent qualified person who has reviewed this release is Craig L. Parkinson, P.G., a consultant to the company.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson President and COO

For further information please contact:
Dr. Corby G. Anderson
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-931-3231          Fax:  604-931-2814

Getty Copper Inc.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007

August 30, 2007 – Coquitlam, B.C. – Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s six months ending June 30, 2007.

For the six months ending June 30, 2007 the Company’s net loss for the period increased by $1,288,207 compared to the six months ending June 30, 2006.  The comparative increase in net loss from 2006 to 2007 can be attributed to an increase in professional fees by $408,979, due to legal expenses, in addition to $896,319 related to legal fees and costs, to settle indemnification claims of two former directors and the valuator of the 2002 Valuation Report on the Getty South.

Financial and Operating Highlights, provided by management

                          Three Months Ended June 30       Six Months Ended June 30,

	2007	2006	2007	2006
Rent Revenue	$ 566	$ 561	$ 2,264	$ 561
Expenses	$ 616,021	$ 403,621	$ 969,131	$ 575,540
Other item - Legal fees and disbursements	$ 896,319	─	$ 896,319	─
Interest Earned	$ 5,231	$ 98	$ 6,696	$ 2,872
Net Loss	$ 1,511,774	$ 403,060	$ 1,863,186	$ 574,979

Condensed Balance Sheets
As at,	June 30, 2007	Dec. 31, 2006	% change
Assets	$ 4,821,444	$ 4,572,683	5.44%
Liabilities	$ 1,100,614	$ 871,256	26.32%
Shareholders’ Equity	$ 3,720,830	$ 3,701,427	0.52%

 On Behalf of

Getty Copper Inc. [TSX-V: GTC]

Getty Copper Inc.

1000 Austin Avenue

Coquitlam, British Columbia

Don Willoughby

Canada, V3K 3P1

Contact: Don Willoughby

Chief Financial Officer

Phone:

(604) 931-3231 Fax:  (604) 931-2814

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the period ended June 30, 2007

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

BALANCE SHEET

(UNAUDITED)

(stated in Canadian dollars)

ASSETS	June 30, 2007	Dec. 31, 2006
Current
Cash and cash equivalents	$ 657,422)	$ 498,055)
Accounts receivable	25,719)	14,812)
Prepaid expenses	31,906)	28,771)

	715,047)	541,638)

Mineral rights (note 4)	3,955,502)	3,876,155)

Property, building and equipment (note 5)	150,895)	154,890)

	$ 4,821,444)	$ 4,572,683)

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 1,008,817)	$ 778,335)
Current portion of mortgage payable	2,375)	92,921)

	1,011,192)	871,256)

Mortgage payable (note 6)	89,422)	-)

	1,100,614)	871,256)

SHAREHOLDERS’ EQUITY

Share capital (note 8)	19,896,973)	18,014,384)

Contributed surplus	860,726)	860,726)

Deficit	(17,036,869)	(15,173,683)
Commitments and Contingencies (note 9)
	3,720,830)	3,701,427)
	$ 4,821,444)	$ 4,572,683

Approved by the Directors

“Donald R. Willoughby” ,

“Corby Anderson” ,

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF OPERATIONS AND DEFICIT

(UNAUDITED)

(stated in Canadian dollars)

	Three Months	Six Months	Three Months	Six Months
	Ending	Ending	Ending	Ending
Revenue	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2006
Rent	$ 566	$ 2,264	$ 561	$ ) 561

Expenses
Amortization	438)	876)	519	1,038
Bank charges & interest	12)	90)	40)	125
Filing fees	4,611)	6,459)	7,122)	10,833)
Interest - long term	1,702	3,414)	1,742	333,494
Insurance	630)	1,260)	490)	948)
Management fees	7,500	15,000)	7,500	15,000)
Marketing & promotion	1,185	2,136)	3,478	5,191)
Office & miscellaneous	9,743	12,997)	6,010	10,517)
Professional fees	570,201)	891,531)	349,009)	482,552)
Property tax	5,441	5,441	4,734	4,734
Rent	1,500)	3,000)	1,500)	3,000)
Telephone	2,072)	3,764)	1,732)	2,857)
Transfer fees	2,929)	4,112)	1,411)	3,285)
Travel	4,917)	9,079)	10,127)	17,973)
Wages & benefits	8,371)	16,668)	8,305)	16,865)

Interest	(5,231)	(6,696)	(98)	(2,872)
	616,021)	969,131)	403,621)	575,540)

Loss before other item	615,455	966,867	403,060	574,979

Legal fees and disbursements	896,319	896,319	-	-

Net loss	(1,511,774)	(1,863,186)	(403,060)	(574,979)

Deficit, beginning	(15,173,683)	(15,173,683)	(14,036,773)	(14,036,773)

Deficit, ending	(16,685,457)	(17,036,869)	(14,439,833)	(14,611,752)

Loss per share	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.01)
Number of common shares outstanding	67,513,907)	67,513,907)	39,078,657)	39,078,657)

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF CASH FLOW

(UNAUDITED)

(stated in Canadian dollars)

	Three Months	Six Months	Three Months	Six Months
	Ending	Ending	Ending	Ending
	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2006
Cash flows used in operating activities
Net loss for the period	$ (1,511,774)	$ (1,863,186)	$ (403,060)	$ (574,979)
Add: Items not involving cash
Amortization – administration	438	876	519	1,038)
Share for debt legal settlement	493,750	493,750	-	-

Net change in non-cash working
capital balances
Decrease (increase) in accounts receivable	(1,413)	(10,907)	(24,187)	(9,122)
Decrease (increase) in prepaid expenses	10,907	(3,135)	(37)	(2,761)
Increase (decrease) in accounts payable	15,299)	230,482)	454,043	337,714

	(992,793)	(1,152,120)	27,278	(248,110)

Cash flows from financing activities
Mortgage principal repayments	(567)	(1,124)	(527)	(1,044)
Share issue costs	(20,824)	(20,824)	-))	(3,210)
Private placements, net of issue costs	1,300,000	1,300,000	-))	500,000
Cash Received for Private Placement	-)	-)	930,001	930,001
Subscription Deposits	-)	-)	(930,001)	(930,001)
Warrants Exercised	22,163	22,163	-)	-)
Stock Incentive Options Exercised	87,500	87,500	-)	-)

	(571,388,272	(551,387,715	(55(527)	495,746)

Cash flows used in investing activities
Exploration costs	(55,426)	(76,228)	(256,773)	(346,547)

Increase (decrease) in cash	340,053)	159,367)	(230,022))	(98,911))

Cash and cash equivalents
Beginning of period	317,369)	498,055)	287,185)	156,074)

Cash and cash equivalents
End of period	$ 657,422)	$ 657,422)	$ 57,163)	$ 57,163)

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$3,414	$3,494
Interest received	$6,696	$2,872

See accompanying notes to financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. is a public company incorporated under the Canada Business Corporations Act in September 1987.  Subsequent to incorporation, the company has gone through a number of name changes until in March 2003, when the name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

3.

Significant accounting policies -continued

d)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

f)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

3.

Significant accounting policies - continued

of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

j)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable, and accrued liabilities and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

4.

Mineral claims

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia,  covering an area of approximately 200 square kilometres.  Property, building and equipment amortization included in exploration costs during the six months ending June 30, 2007 amounted to $3,119 (2006 - $3,365).

As at June 30, 2007, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	161,709	5,000	-	166,709)
Geology	791,243	37,303	1,757,032	299,766	157,304	3,042,648)
Metallurgy	525	-	1,050,676	11,412	-	1,062,613)
Other	745,459	17,133	891,743	137,133	132,880	1,924,349)
Total exploration & development costs	$1,760,419	$ 57,486	$8,604,073	$ 976,783	$ 391,114	$11,789,875)
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,793,629	$169,332	$8,956,470	$2,045,917	$ 504,997	$13,470,345)
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,955,502)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

4.

Mineral claims - continued

As at December 31, 2006, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	161,709	5,000	-	166,709)
Geology	791,243	37,303	1,748,334	252,514	157,304	2,986,698)
Metallurgy	525	-	1,047,577	11,412	-	1,059,514)
Other	738,990	17,088	889,270	127,732	130,970	1,904,050)
Total exploration & development costs	$1,753,950	$ 57,441	$8,589,803	$ 920,130	$ 389,204	$11,710,528)
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,787,160	$169,287	$8,942,200	$1,989,264	$ 503,087	$13,390,998)
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,876,155)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the then Company’s president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors, except the then Company’s president, has initiated a thorough review of the historical geological data for the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 9 and 12.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

5.

Property, building and equipment

	June 30, 2007
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,663	$ 655
Computer equipment	97,352	95,165	2,187
Computer software	74,359	74,359	-
Office equipment	53,819	46,642	7,177
Portable buildings	12,112	11,939	173
Building	178,124	59,743	118,381
Land	22,322	-	22,322
	$ 467,406	$ 316,511	$ 150,895

	December 31, 2006
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,547	$ 771
Computer equipment	97,352	94,530	2,822
Computer software	74,359	74,359	-
Office equipment	53,819	45,845	7,974
Portable buildings	12,112	11,908	204
Building	178,124	57,327	120,797
Land	22,322	-	22,322
	$ 467,406	$ 312,516	$ 154,890

6.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

June 2007

2007

$ 2,375

2008

2,557

2009

2,752

2010

2,963

2011

3,189

2012

  77,961

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

7.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	June 30, 2007	June 30, 2006
Tax value of mineral rights in excess of book value	$ 852,000	$ 848,000)
Tax value of capital assets in excess of book value Net operating loss carryforwards	111,000 1,700,000	120,000) 988,000)

	2,663,000	1,956,000)
Valuation allowance	(2,663,000)	(1,956,000)
Net future income tax assets	$ -	$ -

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	June 30, 2007	June 30, 2006

Statutory rate	37%	37%)
Tax rate change	(3)	(2)%
Unrecognized benefit of current year's losses	(34)	(35)%
Effective rate of tax recovery	-))))	-))))

At June 30, 2007, the Company has approximately $4,982,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2007	$ 98,000
2008	188,000
2009	228,000
2010	289,000
2011	562,000
2012	621,000
2013	1,132,000
2014	1,864,000
$ 4,982,000

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

8.

Share capital.

a) Authorized: Unlimited number of common shares

b) Issued:	Shares	Amount

Balance at December 31, 2005	34,078,657)	$ 16,433,593)

Shares issued for cash	15,000,000)	1,600,001
Share issue costs	-)	(19,210)
Balance, December 31, 2006	49,078,657)	$ 18,014,384)

Shares issued for cash	13,000,000	1,300,000
Shares for debt	4,937,500	493,750
Warrants Exercised	147,750	22,163
Stock Incentive Options Exercised	350,000	87,500
Shares issue costs	-	(20,824)
Balance, June 30, 2007	67,513,907	$ 19,896,973

On May 1, 2007, the TSX Venture  Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, is comprised of one common share and one half-share purchase warrant, each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.  All securities issued will be subject to a four-month hold period, expiring September 7, 2007.

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one half- share purchase warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date – extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement were used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  No value has been attributed to the warrants as their exercise price was above market.  As of July 31, 2007, 22,750 warrants were exercised, leaving a balance of 4,977,250 whole warrants.

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000.  Each unit is comprised of one common share of the Company and a one half-share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.15 during the period July 16, 2006 to January 16, 2008, (warrants were extended from January 16, 2007 to January 16, 2008).  The fair value of the warrants were not materially impacted by the extension of time to exercise the warrants.  As of July 31, 2007 125,000 warrants were exercised, leaving a balance of 2,375,000 whole warrants.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

8.

Share capital - continued

On May 12, 2005, the Company completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock at $0.25 during the period May 13, 2006 to May 12, 2007.  These warrants expired and were not exercised.

Expiry Date	Exercise Price	Number of Warrants Dec. 31, 2006	Issued	Expired	Number of Warrants March 31, 2007
May 12, 2007	0.25	1,135,000		1,135,000	-
January 16, 2008	0.15	2,500,000	125,000		2,375,000
July 7, 2008	0.15	5,000,000	22,750		4,977,250
May 7, 2008	0.15	6,500,000			6,500,000
		15,135,000	147,750	1,135,000	13,852,250

Expiry Date	Exercise Price	Number of Options Dec 31, 2006	Issued	Exercised	Cancelled	Number of Options June 30, 2007
April 14, 2008	0.25	3,150,000		350,000		2,800,000

exercise price		0.25				0.25

As of  June 30, 2007, 2,800,000 stock incentive options remain issued  after 350,000 were exercised at $0.25 per share.  On June 25, 2007 at the Annual General Meeting, the shareholder approved an amendment to the Incentive Stock Option Plan to allow the issuance to a maximum 6,700,000 stock incentive options.   Subsequent to June 30, 2007. 1,700,000 options were granted at $0.25 thus 2,200,000 common shares remain reserved for issuance under the Company’s amended share option plan.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these   assumptions can materially affect the fair value estimate and therefore it is management’s view   that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

9.

Commitments and contingencies

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

9.

Commitments and contingencies continued

The Company considers the outcomes of all of these claims, both on its behalf and against it, to be presently indeterminable and the financial statements reflect no specific provisions in respect to any of them.

10.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	June 30, 2007	June 30, 2006

Accounts payable	$51,615	$5,528

Expenses:
Management fees	$15,000	$15,000
Professional fees	$151,165	$95,738
Rent	$3,000	$3,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

On May 1, 2007, the TSX Venture Exchange accepted for filing the company’s proposal to issue 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt of $493,750. The subject debt, with a private holding company controlled by a director of the Company, arose when the Company agreed to acquire marketable securities from the holding company to be applied as consideration for a negotiated settlement in the litigation involving a former director.

11.

Differences between Canadian and United States accounting principles

The quarterly financial statements do not reflect the difference between Canadian generally accepted accounting principles (GAAP) and those principles that would be applied if the statements were prepared in accordance with GAAP in the United States.  See December 31, 2006 financial statements.

12.

Subsequent Events

On August  17, 2007, the Company  entered into a contract with Westcoast Environmental and Engineering for a pre-feasibility study on the Getty North and South deposits.  The contract price is $100,000.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

The following discussion and analysis of the results of operations and financial position of the Company for the six months ending June 30, 2007 should be read in conjunction with the June 30, 2007 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. The effective date of this report is August 25, 2007.

Forward Looking Statements

Except for historical information, this Management Discussion and Analysis (“MD&A”) may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, British Columbia mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley Copper.

The Company primarily has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have mineral resource estimates that were received by the Company in August and June of 2007 respectively. These 2007 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.

The Getty North technical report discloses indicated and inferred resources of oxide and sulphide zones at cut off grades of 0.20% and 0.30% copper. At a cut off grade of 0.20% copper the Indicated Resource calculated was 32.106 million tonnes of 0.454% copper and an Inferred Resource of 8.250 million tonnes at 0.355% copper. At a cut off grade of 0.30% copper, the Indicated Resource calculated was 30.730 million tonnes at 0.462% copper and the Inferred Resource calculated was 3.983 million tonnes at 0.452% copper.

Bateman Engineering, Inc. prepared a project assessment report in May, 1998 for the Company on the Getty North deposit (using information supplied by KHA Resource Modeling, Inc. in December, 1997) which estimated an oxide drill indicated and inferred resource of 10 million tonnes with an estimated grade of 0.408% copper and a sulphide drill indicated and inferred resource of 58.2 million tonnes at an average grade of 0.293% copper for a total drill indicated and inferred resource of 68.2 million tonnes at an average grade of 0.310% copper.  The above resource estimates by Bateman pre-date NI 43-101 and as such are not incompliance with the CIM classifications and while believed to be relevant, they should not be relied upon.

Earlier  estimates prepared by Watts Griffis and McOuat gave calculations of 5.5 million tonnes of indicated resources of 0.43% copper in the oxide zone and 400,000 tonnes of inferred resources grading 0.42% copper in the oxide zone using a cut-off grade of 0.25% copper. Watts Griffis and McOuat also calculated the sulphide zone as having an indicated resource of 22.2 million tonnes having a grade of 0.43% copper and 5.3 million tonnes of inferred resources grading 0.42% copper using a cut-off grade for the sulphide zone of 0.30% copper.    The above resource estimates by Watts Griffis McOuat pre- date NI 43-101 and as such are not incompliance with the CIM classifications and while believed to be relevant, they should not be relied upon.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

The Getty South deposit was the subject of a pre NI 43-101 resource estimate (Gower Thompson & Associates-1992) of 36 million tonnes of an inferred resource grading 0.47% copper.  Subsequently, in 1996,

Watts, Griffis & McOuat advised that the Gower resource estimate was reasonable. Although this resource estimate is considered relevant, it is cautioned that the resource estimate is historical in nature and does not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. This estimate has not been verified by a Qualified Person.

The Company commissioned a consulting geologist in 2005 to conduct an extensive review of the Getty South historical technical information and to catalogue and digitize this information. This work was a pre-cursor to the technical reports obtained in 2007.

As a result of a disclosure review undertaken by the BC Securities Commission in early 2006, the Company retracted all past references to mineral reserves and because the Company did not have current technical reports in compliance with National Instrument 43-101, it retracted any reference to a current mineral resource.

In August and June 2007 respectively, the Company received National Instrument 43-101 compliant technical reports containing resource estimates for its Getty North and Getty South deposits in accordance with CIM classifications.

On August 24 2007, the Company announced that it had commissioned West Coast Environmental and Engineering, of Nevada City, California, to immediately commence a pre-feasibility engineering study focused on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources. The new engineering study is intended to update the past work referred to above and includes possible development of both the oxide and sulphide resources.  The oxide resource is proposed to be developed in the same manner as originally proposed by Bateman (1998) with heap/dump leaching followed by solvent extraction and electro-winning. The sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with both the Getty North and Getty South oxide resources. The sulphide copper is proposed to be treated using conventional milling and flotation as is done worldwide to produce copper concentrates. Any copper concentrate that might be produced is proposed to be pressure leached on site with industrially proven, low pressure and temperature pressure oxidation autoclaving followed by solvent extraction and electro-winning to produce high quality cathode copper metal.  Pressure oxidation of copper concentrates is a rapidly emerging industrially applied and environmentally sound global industrial technology. The proposed pressure oxidation facility at the Getty property will be based on this proven industrial technology. It will offer the advantages of a large-scale application of the technical and financial advantages of low pressure and low temperatures assuming that the planned study is positive.  However, at this time there can be no assurance that the proposed pre-feasibility study will indicate that the quality of the present resources will be upgraded to the status of reserves or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

The Company’s other identified potential mineral zones, “Northwest”, “Southwest”, and “Central” are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.  In 2005, the Company commissioned a metallurgical testing program of the potential Getty North and Getty South sulphide and oxide copper mineralized zones by SGS Lakefield Research Limited of Lakefield Ontario.  In addition, Innovat Limited initiated a pilot-plant testing program of the Getty samples at the Lakefield facility of its proprietary Continuous Vat Leaching process. Phase 1 of the program was used to characterize copper oxide mineralization from the Getty North Deposit and to develop the best chemistry for leaching.  Limited testing of sulphide samples was also conducted, but the overall focus was on oxide mineralization.  Bottle roll tests established leach kinetics and reagent consumptions, followed by jig-column tests that simulate continuous vat leaching conditions.

Getty North mineralization was analyzed at 0.84% copper (0.55% oxide copper, 65% of the total copper).  Copper mineralization in both Phases 1 and 2 programs was crushed to minus 6.3 mm. Phase 1 tests gave 80% recovery at a pH of 1 with a residue of 0.16% copper in 72 hours, while treatment at pH 2 gave recoveries of 75% with a residue grading 0.18% copper, also over 72 hours.  The higher pH value is more suitable for SX/EW recovery.  Net acid consumptions were 9.6 and 6.7 kg/t respectively.  The Phase 2 pilot plant run took place over 10.5 days, comprised of an initial 3-day batch test to bring solution tenor up to levels needed for SX/EW operation, followed by a 5 day continuous run of the vat and then 2.5 days operation of the SX/EW unit, using stored PLS solution. Live capacity of the vat was calculated at 14.7 tons by SGS Lakefield.  A grab sample at 48 hours graded 0.18% copper, confirming that the pulsing vat was matching expectations developed in the jig-column tests.

Copper was recovered during the pilot plant campaign using a conventional SX/EW circuit. Recovery of copper to a concentrated solution was 98%. Current efficiency in electrowinning was 92.5%.  Cathodes analyzed at 99.97% copper with the impurities being sulphur, silver, lead, and iron.  It is anticipated that copper purity can be improved with some fine-tuning of the SX/EW circuit.

Following the leach campaign, some modifications were made to the drum discharger to try to improve the flow through, using leach residue and fresh mineralization feed for testing on water (not leach solution).  A 24-hour test was not successful in improving flow through. It was identified during the test that the baffles between the vat leach section and the wash section, combined with poor fluidization in the wash section was restricting flow to the discharge drum.  Also, additional work needs to be done on coordinating the fluidization with the pickup points on the drum. Subsequently, Innovat has advised the Company that design changes it has developed should effectively meet the target throughput rates.

Achievements of the Phases 1 and 2 programs are summarized as follows:

•

Bench scale testing results can be achieved in a pilot plant operation

•

Continuous flow through of mineralization while leaching in a vat is validated

•

Bench and pilot scale leach results indicate that the recoveries can be replicated on Getty North mineralization in the 75% range over 72 hours.

•

Acid consumption is relatively low, in the 7 – 17 kg/t range

•

Decanting of minus 6.3 mm ore results using a decanting drum provides a low moisture content, averaging 9.2 % moisture by weight

•

Paste consistency can be produced by the thickener; a 46% solids paste was produced on 80% - 42 micron material

•

Cathode grading 99.97% copper can be made using conventional SX/EW

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

Running of the pilot plant at SGS Lakefield Research is a major achievement, representing the premiere of continuous vat leaching of copper.

The Company has a licence agreement with Innovat for the ongoing non-exclusive right to commercialize the Innovat proprietary technology. The Company has reached an agreement in principle to convert its non-exclusive technology license with Innovat Limited into a joint venture controlling the exclusive use of the Innovat continuous vat leaching (“CVL”) technology. The negotiations will not be concluded until the Company is satisfied with the viability of the discharge system. Subject to conclusion of the negotiations and due diligence review and regulatory approval, the joint venture will be owned equally by Innovat Limited and the Company and the Company will have the right to nominate the majority of the joint venture entity’s board of directors. The resultant joint venture entity would be responsible for arranging the necessary project financing to commercially exploit the technology.

The price of copper remained relatively steady in 2006 as a result of increasing worldwide consumption and decreasing world copper inventory.  Recent widely read business journals predict that metal prices in 2007 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company became involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South.  Significant legal expenses resulted in higher general and administrative expenses during 2006 and ongoing into 2007 will increase the loss to be reported for those fiscal periods.  The 2007 fiscal period may face significant legal expenses due to the outstanding litigation. One lawsuit, considered the most complex of the three, was resolved in the second quarter of 2007 and is reflected in the increased legal costs of the period.

Notwithstanding the distractions of the referred to litigation, the Company believes that the receipt of the two NI 43-101 compliant technical reports and the commissioning of the pre-feasibility engineering study has significantly moved the Company forward toward its stated corporate mission of placing the Getty North and South Deposits into production.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

Between January 1, 2006, and June 30, 2007 the Company has raised $2,900,001 by way of private placement financing.  The Company completed a private placement on May 7, 2007 for 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10 was comprised of one common share of the Company and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.  All securities issued pursuant to this private placement will be subject to a four-month hold period from the date of closing.

On May 1, 2007, the Company issued 4,937,500 shares of the Company to a private holding company controlled by director and control person, John Lepinski, at $0.10 per share in settlement of an outstanding debt of $493,750. This debt arose by the Company acquiring marketable securities from debt holder, which securities were utilized in resolution of a lawsuit involving the claim of former directors for indemnification and related matters. All securities pursuant to this transaction are subject to a four-month hold.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

During the six months ending June 30, 2007, 147,750 whole warrants were exercised, raising proceeds of $22,162.50 for the issuance of 147,750 shares.

During the six months ending June 30, 2007, 350,000 Incentive Stock Options were exercised, raising proceeds of $87,500 for the issuance of 350,000 shares.

The Company’s working capital decreased to ($296,145) for the six months ending June 30, 2007 from ($329,618) at December 31, 2006, the decrease of $33,473 is due to funds raised through issuance of stock, through private placement, exercising of warrants and Incentive Stock Options, which have helped to alleviate the increase in payables during the six months ending June 30, 2007.

The Company’s total assets increased during the six months ending June 30, 2007 to $4,821,444 an increase of $248,761 due to funds raised through issuance of stock, through private placement, exercising of warrants and Incentive Stock Options.  The Company’s liabilities increased by $229,358, primarily due to an increase in payables related to legal expenses.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement and exercising of warrants.

The loss from operations for the six months ending June 30, 2007 increased by $1,288,207 over the loss reported at June 30, 2006.   General and administrative expenditures for the six months ending June 30, 2007 increased to $969,131 compared to $575,540 at June 30, 2006.  The comparative increase of $393,591 in administrative expenses between the six months ending June 30, 2007 and 2006 can be attributed to an increase in professional fees.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  As reported under “Other Item” on the Statement of Operations and Deficit, The Company disbursed $896,319 related to legal fees and costs, to settle indemnification claims of two former directors and the valuator of the 2002 Valuation Report on the Getty South.  The Company has no source of income other than interest earned on funds held in a term deposits and rent received for a portion of the Logan Lake office.

Professional fees for the six months ending June 30, 2007 $891,531 (2006 - $482,552) which include $877,569 (2006 - $472,430) for legal and court fees, $13,962 (2006 - $9,322) in accounting fees and $Nil (2006- $800) consulting fees.

Selected Quarterly Information for the six months ending:

	June 30, 2007	June 30, 2006
Loss for the quarter	($1,511,774)	($403,060)
Loss for the six months	($1,863,186)	($574,979)
Loss per share:	($0.02)	($0.01)
Assets	$4,821,444	$5,075,834

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

Summary of Quarterly Results

	June 30 2007	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005
Revenue	$ 2,264	$ 1,698	$ 3,957	$ 2,259	$ 561	$ Nil	$ 748	$ 748
Loss before Other items	969,131	351,412	1,136,910	792,933	$574,979	$171,919	$285,806	$203,881
Net loss	1,863,186	351,412	1,136,910	792,933	$574,979	$171,919	$285,806	$203,881
Loss per share	$0.028	$0.007	$0.03	$0.016	$ 0.014	$0.0044	$0.0084	$0.0060
Loss per share diluted	$0.022	$0.0058	$0.017	$0.121	$ 0.011	$0.0034	$0.0067	$0.0046

Total Commitments	less than a year	1-3 years
Rent	$ 6,000	$ 6,000
Management Fees	$ 30,000	$ 30,000
Legal Fees	$ 22,500	$ Nil

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of June 30, 2007, 2,800,000 stock incentive options remain issued after 350,000 were exercised at $0.25 per share.  On June 25, 2007 at the Annual General Meeting, the shareholder approved an amendment to the Incentive Stock Option Plan to allow the issuance to a maximum 6,700,000 stock incentive options.   Subsequent to June 30, 2007. 1,700,000 options were granted at $0.25 and thus, 2,200,000 common shares remain reserved for issuance under the Company’s amended share option plan.

Financing Activities

On May 12, 2005 the Company completed a 1,335,000 unit private placement for gross proceeds of $200,250. Each unit consisted of one common share valued at $0.15 and a full warrant to purchase a further share of common stock at a price of $0.25 during the period May 13, 2006 to May 12, 2007. No finder’s fees or commissions were paid. Proceeds from the private placement were used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  The warrants expired May 12, 2007, unexercised.

On January 16, 2006 the Company completed a private placement of 5,000,000 units for gross proceeds of $500,000. Each unit, sold at a price of $0.10, consisted of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company. No finder’s fees or commissions were paid. Proceeds from the private placement were used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  These warrants were extended to January 16, 2008 at a price of $0.15. As of the July 31, 2007 125,000 warrants were exercised, leaving a balance of 2,375,000 whole warrants outstanding.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

On July 7, 2006, the Company completed a private placement and issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit was comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date was extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement were used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  As of July 31, 2007 22,750 warrants were exercised, leaving a balance of 4,977,250 whole warrants.

On May 1, 2007, the TSX Venture Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750. The securities issued have a four-month hold period.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, was comprised of one common share and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses general working capital and for legal expenses related to litigation.  All securities issued will be subject to a four-month hold period from the date of closing.

The number of outstanding shares after the above transactions is 67,513,907.

As of June 30, 2007, if all the share purchase warrants and incentive stock options were exercised the number of shares outstanding would be 84,166,157.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the six months ending June 30, 2007 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the six months ending June 30, 2007, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

Subsequent to June 30, 2007, the Company retained Paul Frigstad as manager of its investor relations program and appointed Corby Anderson PhD., CEng FIChemE, as President, and Robert H. Peterson as director to replace Jean Jacques Treyvaud.

The Company advises that the litigation that it is presently involved may impact on the levels of activity, performance or achievements of the Company for at least the balance of the current fiscal period. After receiving legal advice, management remains confident in the outcome of litigation process, however, the actual outcome of the litigation is presently undeterminable. The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the six months ending June 30, 2007, a professional accounting firm to which a director is associated billed the Company $8,211 (2006- $9,238) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $52,954 (2006– $10,700) for the director’s legal fees, time and disbursements for representing the Company in examinations of discovery and other matters related to law suits.    John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $90,000 (2006- $75,000) for legal fees, as general counsel.   For the six months ending June 30, 2007, the Company also paid $3,000 office rent and $15,000 management fees to companies controlled by the Managing Director.

During the year ending December 31, 2006, two directors of the Company purchased 3,704,545 common shares of the Company as part of a non-broker private placement resulting in proceeds to the Company of $395,000.

Outstanding share data

As of July 31, 2007, there were 67,513,907 common shares outstanding.

Additional Disclosure

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak Industries Ltd. (beneficially owned by director John Lepinski) in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak.  The terms of the acquisition could not be met and effective November 8, 2002, the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production is to be repaid from 80% of the net production revenue.  In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims, an issue arouse as to the nature and interpretation of the carried interest clause referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

On January 10, 2005 former director, Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner, Vittorio Preto and others.  Former director Preto filed a similar suit claiming indemnification on May 27, 2005. The Company filed a defence to the claims refuting Mssrs. Gardner and Preto’s claim for indemnification. Subsequently, the Company filed a Counter Claim against former directors Robert Gardner and Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company. This lawsuit was settled in the second quarter of 2007.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2007

On January 30, 2006, the Company released the results of phase 1 of their metallurgy test program being carried out at SGS Lakefield.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On April 26, 2006, the Company released preliminary results of Phase 2 of their metallurgy test program at SGS Lakefield.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

On July 19 2007, the Company announced the results of a NI 43-101 compliant technical report on the Getty South Deposit.

On July 24 2007 the Company announced the appointment of Corby Anderson as President and Chief Operating Officer of the Company and Paul Frigstad as manager of investor relations.

On August 22, 2007 the Company announced the appointment of Robert H. Peterson to the board of directors replacing Jean Jacques Treyvaud.

On August 23, 2007 the Company announced the results of a NI 43-101 compliant technical report of the Getty North Deposit.

On August 24, 2007 the Company announced it has commissioned a pre-feasibility engineering study from West Coast Environmental and Engineering on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources.

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits, both of which are the subject of NI 43-101 compliant technical reports. The future proposed development of these two deposits will depend on the results of the recently commissioned pre-feasibility engineering study, the completion of which is expected before the end of 2007. Dependent upon the results of the pre-feasibility study, the Company expects to attempt to secure future equity and possibly debt financing to continue its corporate mission of moving its corporate resource assets into production.